                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                  For the period 14 March 2000 to 16 May 2000

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     ______________________________________

                                   CONTENTS



          This report on Form 6-K contains the following:


          1.     Third Quarter Result to 31 March 2000
                 -------------------------------------

          1.1    Condensed Financial Statements
          1.2 Appendix One-Segmental Reporting as at and for nine months ended 31 March 2000
          1.3    Management Commentary
          1.4    Media Release-16 May 2000

          2.     Miscellaneous Media Releases
                 -----------------------------

          2.1    Telecom acquires INL stake-23 March 2000
          2.2    Standard & Poor's recognize Telecom's strengths-24 March 2000
          2.3    Telecom appoints new Chief Financial Officer-27 March 2000




                     _____________________________________

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     TELECOM CORPORATION OF NEW
                                                           ZEALAND LIMITED


                                                  By: /s/ Malcolm Ross Gillespie
                                                     ---------------------------
                                                       Malcolm Ross Gillespie
                                                          Company Secretary



                                                      Dated: 16 May 2000

Telecom Corporation of New Zealand Limited and Subsidiaries

                CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the nine months ended 31 March 2000  (Unaudited)

                                                                   Year ended                         Nine months ended
                                                                    30 June                                31 March
                                                                 -------------           ------------------------------------------
                                                                         1999                 1999           2000           2000
----------------------------------------------------------------------------------       ------------------------------------------
(Dollars in millions, except per share amounts)         notes             NZ$                  NZ$            NZ$            US$
----------------------------------------------------------------------------------       ------------------------------------------
Operating revenues
     Local service                                                      1,059                  796            796            399
     Calling                                              2             1,140                  870          1,053            527
     Interconnection                                                       71                   51             66             33
     Cellular and other mobile services                                   502                  370            508            254
     Data                                                                 357                  261            382            191
     Other operating revenues                             2               327                  260            299            150
     Abnormal revenues                                    3                31                   16             15              8
                                                                ------------------       ------------------------------------------
                                                                        3,487                2,624          3,119          1,562
                                                                ------------------       ------------------------------------------
Operating expenses
     Labour                                                               467                  355            354            177
     Depreciation                                                         551                  414            436            218
     Cost of sales                                                        459                  341            702            352
     Other operating expenses                                             556                  424            532            267
     Abnormal expenses                                    3                37                   15              -              -
                                                                ------------------       ------------------------------------------
                                                                        2,070                1,549          2,024          1,014
                                                                ------------------       ------------------------------------------
Surplus from operations                                                 1,417                1,075          1,095            548

Investment income                                                          45                   33             24             12
Interest expense                                                         (152)                (118)          (143)           (71)
                                                                ------------------       ------------------------------------------
Surplus from operations before
      income tax                                                        1,310                  990            976            489

Income tax expense                                                       (412)                (314)          (318)          (159)
                                                                ------------------       ------------------------------------------
Surplus from operations after
      income tax                                                          898                  676            658            330

Share of losses of associate company after
      income tax                                                           (7)                   -              -              -

Minority interests in profits of subsidiaries                              (2)                  (2)            (6)            (3)
                                                                ------------------       ------------------------------------------
Net surplus                                                               889                  674            652            327

Capital note distribution costs after income tax                          (55)                 (42)           (41)           (21)
                                                                ------------------       ------------------------------------------
Net earnings attributable to shareholders                                 834                  632            611            306
                                                                ==================       ==========================================
Net earnings per share                                                 $0.476               $0.361         $0.349         $0.175
                                                                ==================       ==========================================
Weighted average number of ordinary
     shares outstanding (in millions)                                   1,752                1,752          1,753          1,753
                                                                ==================       ==========================================

Telecom Corporation of New Zealand Limited and Subsidiaries

                 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 March 2000 (Unaudited)

                                                                         30 June                             31 March
                                                                  ----------------      -------------------------------------------
                                                                            1999            1999            2000            2000
----------------------------------------------------------------------------------      ----------------------------------------
(Dollars in millions)                                     notes              NZ$             NZ$             NZ$            US$
----------------------------------------------------------------------------------      ----------------------------------------
ASSETS

Current assets:

Cash                                                                          29              21              85              43
Short-term investments                                                       114             673             101              51
Receivables and prepayments                                                  691             754           1,029             515
Inventories                                                                   48              42              40              20
                                                                 ---------------        ----------------------------------------
Total current assets                                                         882           1,490           1,255             629

Investments                                                                  530              47             284             142
Fixed assets                                                               3,774           3,780           4,214           2,110
Intangibles                                                                   56              58           1,557             780
Other assets                                                                   -               -               8               4
                                                                 ---------------        ----------------------------------------
Total assets                                                               5,242           5,375           7,318           3,665
                                                                 ===============        ========================================


LIABILITIES AND CAPITAL FUNDS

Current liabilities:

Bank overdraft                                                                 -               9               -               -
Accounts payable and accruals                                                821             801           1,036             519
Provisions - current                                                          64              58              25              12
Debt due within one year                                                   1,064           1,130           2,584           1,294
Provision for dividend                                      4                227             228             227             114
                                                                 ---------------        ----------------------------------------
Total current liabilities                                                  2,176           2,226           3,872           1,939

Deferred taxation                                                             25               -              29              14
Accounts payable                                                               -               -             129              65
Provisions - non-current                                                       3               3               2               1
Long-term debt                                                             1,003           1,112           1,192             597
                                                                 ---------------        ----------------------------------------
Total liabilities                                                          3,207           3,341           5,224           2,616
                                                                 ---------------        ----------------------------------------

Commitments and contingent liabilities                      5,6

Capital funds:

Shareholders' funds                                                        1,086           1,085           1,072             537
Capital notes                                                                942             942             943             472
Minority interests                                                             7               7              79              40
                                                                 ---------------       -----------------------------------------
Total capital funds                                                        2,035           2,034           2,094           1,049
                                                                 ---------------       -----------------------------------------
Total liabilities and capital funds                                        5,242           5,375           7,318           3,665
                                                                 ===============       =========================================

Telecom Corporation of New Zealand Limited and Subsidiaries

             CONSOLIDATED STATEMENT OF MOVEMENTS IN CAPITAL FUNDS

For the nine months ended 31 March 2000  (Unaudited)

                                                                Year ended 30       Nine months ended
                                                                    June                 31 March
                                                              ----------------   -----------------------------
                                                                      1999            1999      2000    2000
------------------------------------------------------------------------------   -----------------------------
(Dollars in millions)                                   notes          NZ$             NZ$       NZ$     US$
------------------------------------------------------------------------------   -----------------------------
Capital funds at the beginning of the period                         1,999           1,999     2,035   1,019

Net earnings attributable to shareholders                              834             632       611     306
Movement in foreign currency translation reserve                         1               -       (24)    (12)
                                                             -----------------   -----------------------------
Total recognised revenues and expenses for the period                  835             632       587     294

Movement in minority interests                                           -               -        72      36
Dividends                                                   4         (909)           (682)     (679)   (340)
Tax credit on supplementary dividends                       4          103              78        75      37
Discount on capital notes amortised                                      1               1         1       1
Contributed capital                                                      6               6         3       2
                                                             -----------------   -----------------------------
Capital funds at the end of the period                               2,035           2,034     2,094   1,049
                                                             =================   =============================

Represented by:

Contributed capital                                                    909             909       912     457
Foreign currency translation reserve                                     1               -       (23)    (12)
Minority interests                                                       7               7        79      40
Retained earnings                                                      176             176       183      92
Capital notes                                                          942             942       943     472
                                                             -----------------   -----------------------------
                                                                     2,035           2,034     2,094   1,049
                                                             =================   =============================

Telecom Corporation of New Zealand Limited and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine months ended 31 March 2000  (Unaudited)

                                                                   Year ended              Nine months ended
                                                                     30 June                   31 March
                                                                   ----------   ---------------------------------------
                                                                       1999           1999          2000         2000
------------------------------------------------------------------------------  ---------------------------------------
(Dollars in millions)                                                   NZ$            NZ$           NZ$          US$
------------------------------------------------------------------------------  ---------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
 Cash received from customers                                         3,433          2,561         2,928        1,466
 Proceeds from cross border lease                                        15              -             -            -
 Proceeds from liquidation of Executive Plan, net                        16             16             -            -
 Interest income                                                         41             30            19           10
 Payments to suppliers and employees                                 (1,410)        (1,011)       (1,422)        (712)
 Restructuring, redundancy and Year 2000 payments                       (64)           (48)          (40)         (20)
 Income tax paid                                                       (254)          (305)         (275)        (138)
 Interest paid on debt                                                 (160)          (119)         (116)         (58)
                                                           ----------------       -----------------------------------
Net cash flows from operating activities                              1,617          1,124         1,094          548
                                                           ----------------       -----------------------------------

Cash flows from investing activities
Cash was provided from/(applied to):
 Sale of fixed assets                                                    18             17            16            8
 (Purchase)/sale of long-term investments, net                          (75)            29           (68)         (34)
 Acquisition of AAPT Limited, excluding cash acquired                  (385)             -        (1,181)        (591)
 Sale/(purchase) of short-term investments, net                         490            (70)           13            7
 Purchase of fixed assets                                              (585)          (443)         (635)        (318)
 Capitalised interest paid                                               (9)            (6)          (11)          (6)
                                                           ----------------       -----------------------------------
Net cash flows applied to investing activities                         (546)          (473)       (1,866)        (934)
                                                           ----------------       -----------------------------------

Cash flows from financing activities
Cash was provided from/(applied to):
 Proceeds from long-term debt                                            17              8          179            90
 Repayment of long-term debt                                           (201)          (152)        (128)          (64)
 Proceeds from short-term debt, net                                     106            241        1,515           759
 Contributed capital                                                      6              6           20            10
 Dividends paid                                                        (912)          (684)        (680)         (341)
 Dividends paid to minority interests                                    (1)            (1)          (3)           (2)
 Capital note distribution costs paid                                   (79)           (79)         (77)          (39)
                                                           ----------------       -----------------------------------
Net cash flows from/(applied to) financing activities                (1,064)          (661)         826           413
                                                           ----------------       -----------------------------------

Net cash flow                                                             7            (10)          54            27
Foreign currency translation adjustment                                   -              -            2             1
Opening cash position (including bank overdrafts)                        22             22           29            15

                                                           ----------------       -----------------------------------
Closing cash position (including bank overdrafts)                        29             12           85            43
                                                           ================       ===================================

 ..............................................Supplementary Cash Flow Data...........................................

Reconciliation of net earnings attributable to shareholders to net cash flows from operating activities

Net earnings attributable to shareholders                               834            632          611           306
Adjustments to reconcile net earnings to net cash flows from operating activities:
 Depreciation                                                           551            414          436           218
 Bad and doubtful accounts                                               25             20           22            11
 Deferred income tax                                                     10            (15)          20            10
 Share of losses of associate company                                     7              -            -             -
 Minority interests                                                       2              2            6             3
 Capital note distribution costs                                         55             42           41            21
 Intangibles amortised                                                    7              5           28            14
 Sale of AAPT Sat-Tel Pty Limited                                         -              -          (15)           (8)
 Other                                                                   12             14            6             3

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
 Increase in accounts receivable and related items                      (54)           (39)        (166)          (83)
 Decrease/(increase) in inventories                                      (8)             1            6             3
 Increase in current taxation                                           153             26           22            11
 Decrease in provisions                                                 (36)           (42)         (40)          (20)
 Increase in accounts payable and related items                          59             64          117            59
                                                              -------------       -----------------------------------
Net cash flows from operating activities                              1,617          1,124        1,094           548
                                                              =============       ===================================

Telecom Corporation of New Zealand Limited and Subsidiaries

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE   1   FINANCIAL STATEMENTS

       The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the three month transition period to 30 June 1999.

       Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June. The comparative periods presented in these financial statements have been restated to facilitate meaningful comparisons with the Company's new financial reporting periods.

       The financial statements for the nine months ended 31 March 1999 and 31 March 2000, and the year ended 30 June 1999 are unaudited. The restated figures for the year ended 30 June 1999 are calculated from two audited periods, the year ending 31 March 1999 and the three month transition period ending 30 June 1999.

       The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 31 March 2000 of NZ$1.00 to US$0.5008. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and "AUD$" are to Australian dollars.

       Accounting Policies

       The accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2000 are consistent with those used in the preparation of the published financial statements for the three month transition period ended 30 June 1999.

       Reclassifications

       Certain reclassifications of prior periods' data have been made to conform to current period classifications.


NOTE   2    CALLING AND OTHER OPERATING REVENUES


                                                                    Year ended                Nine months ended
                                                                      30 June                      31 March
                                                               ----------------------    ----------------------------
                                                                       1999                  1999             2000
                                  ---------------------------  ----------------------    ----------------------------
                                     (Dollars in millions)              NZ$                   NZ$              NZ$
                                  ---------------------------  ----------------------    ----------------------------
       Calling
           National                                                     704                   534              658
           International                                                385                   297              356
           Other                                                         51                    39               39
                                                               ------------          -----------------------------
                                                                      1,140                   870            1,053
                                                               ============          =============================
       Other operating revenues
           Directories                                                  161                   141              152
           Equipment revenue                                            109                    81               65
           Miscellaneous other services                                  57                    38               82
                                                               ------------          -----------------------------
                                                                        327                   260              299
                                                               ============          =============================

Telecom Corporation of New Zealand Limited and Subsidiaries

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE   3  ABNORMAL ITEMS

                                                                              Year ended              Nine months ended
                                                                                30 June                    31 March
                                                                           ----------------       --------------------------
                                                                                  1999               1999             2000
                                                       ------------------------------------       --------------------------
                                                         (Dollars in  millions)    NZ$                NZ$              NZ$
                                                       ------------------------------------       --------------------------
     Abnormal Revenues

     Cross border lease                                                             15                  -                -
     Liquidation of executive share ownership plan                                  16                 16                -
     Sale of AAPT Sat-Tel Pty Limited                                                -                  -               15
                                                                      ----------------             -----------------------
                                                                                    31                 16               15
                                                                      ================             =======================
     Abnormal Expenses

     Onerous contract buy-out costs                                                22                   -                -
     Restructuring costs                                                           15                  15                -
                                                                      ---------------              -----------------------
                                                                                   37                  15                -
                                                                      ===============              =======================

     Abnormal Revenues

     Cross Border Lease
     During the year ended 30 June 1999, a gain of $15 million was recognised on the prepayment and early extinguishment of Telecom's obligations relating to a cross border finance lease.

     Liquidation of the Executive Share Ownership Plan (the "Executive Plan") The liquidation of Telecom's Executive Plan was completed in March 1999. The Trustee of the Executive Plan disposed of the 1.9 million unallocated shares held on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were $16 million.

     Sale of AAPT Sat-Tel Pty Limited
     In March 2000, AAPT Limited ("AAPT") finalised the sale of its wholly-owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Telecom's share of the post acquisition profits relating to this sale, before minority interests, amounted to $15 million.


     Abnormal Expenses

     Onerous Contract Buy-out Costs
     During the year ended 30 June 1999, the costs of buying-out the terms of certain onerous contracts were identified and provided for. The contracts are onerous as the unavoidable costs of meeting the contractual obligations exceed their economic benefits.

     Restructuring Costs
     During the year ended 30 June 1999, Telecom announced it had reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. The decision to outsource operator services resulted in approximately 560 redundancies at a cost of $15 million.

     Telecom Corporation of New Zealand Limited and Subsidiaries


                       NOTES TO THE CONDENSED FINANCIAL
                                  STATEMENTS
     continued


NOTE 4   DIVIDENDS

     Total dividends for the three months ended 31 March 2000 of $202 million have been provided for, representing a dividend of 11.5 cents per share. In addition, and in accordance with the Income Tax Act 1994, a supplementary dividend totalling $25 million has been provided for which will be payable to shareholders who are not resident in New Zealand, for which Telecom will receive an equivalent tax credit from the Inland Revenue Department.

NOTE 5   COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 2000, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) were $372 million (31 March 1999: $293 million, 30 June 1999: $322 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 31 March 2000, the outstanding lease commitments were $81 million (31 March 1999: $90 million, 30 June 1999: $95 million).

     Capital Commitments

     At 31 March 2000, capital expenditure amounting to $604 million (31 March 1999: $55 million, 30 June 1999: $65 million) had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets and at 31 March 2000 included Telecom and AAPT's commitments relating to Code Division Multiple Access (CDMA) mobile network build costs.

     In addition, Telecom has signed an agreement with other international telecommunications organisations to build and operate a trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. The first payment of approximately US$70 million is due on the first ready-for-service date ("RFS"), now expected to be in November 2000. The second payment of approximately US$57 million is due on the first anniversary of RFS with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity of approximately US$40 million within the next two years.

     The Board of Directors has approved a 50% equity investment in Southern Cross which commits Telecom to provide up to US$75 million by way of equity or shareholder advances. Pursuant to this a shareholders' advance of US$69 million (excluding accrued interest) has been provided to Southern Cross as at 31 March 2000.

     Funding the Construction of the Southern Cross Cable Network

     To date Southern Cross has signed capacity purchase commitments with customers totalling US$1.1 billion. Southern Cross cable construction costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding.

     Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay its borrowings in the first few years after project completion.

     Telecom Corporation of New Zealand Limited and Subsidiaries

                       NOTES TO THE CONDENSED FINANCIAL
                                  STATEMENTS
     continued

NOTE 6  CONTINGENT LIABILITIES

     In proceedings commenced in November 1996, Clear Communications Limited ("Clear") alleges breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. Unspecified damages are sought.

     In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counterclaim allege that both its 1991 and 1996 interconnection agreements are invalid and unenforceable because the interconnection terms (including charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim against Telecom for unspecified damages based on breach of "undertakings" allegedly given by Telecom in the late 1980s regarding the provision of interconnection, and incorporates other allegations previously raised in separate proceedings.

     In proceedings commenced by Telstra NZ Limited ("Telstra NZ") in May 1999, it is alleged that Telecom's cessation of certain carrier rebilling arrangements with Telstra NZ breaches the Commerce Act. Telstra NZ seeks injunctive relief together with unspecified damages.

     In June 1999 a claim was filed against Telecom in the Employment Court by representative and individual plaintiffs. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In March 1997 Telstra Corporation commenced proceedings against AAPT in the Commercial Division of the Supreme Court of New South Wales, Australia. These proceedings were later transferred to the Federal Court of Australia in Sydney. Telstra Corporation claims approximately AUD$123 million plus interest and costs for unpaid charges for telecommunications services and restitution for the benefits received in relation to those telecommunication services. AAPT has cross-claimed asserting claims including breach of contract, negligence, misleading and deceptive conduct, misuse of confidential information, unconscionable conduct and abuse of market power under Part IV of the Australian Trade Practices Act. AAPT currently claims damages of AUD$580 million. Trial of these proceedings has commenced and the hearing will resume in June 2000.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. Clear also commenced proceedings against Telecom in April 2000, alleging breach of contract in relation to the number portability agreement between Telecom and Clear and breach of the Commerce Act in relation to Telecom's 0867 service. CallPlus and Clear each seek injunctive relief and an inquiry into damages.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

     Telecom Corporation of New Zealand Limited and Subsidiaries


                       NOTES TO THE CONDENSED FINANCIAL
                                  STATEMENTS

     continued

NOTE 7  ACQUISITION OF AAPT LIMITED

     On 27 November 1999 Telecom purchased an additional 61.7% shareholding in AAPT, bringing the total shareholding at that date to 81.4%. Telecom's share of the operating results of AAPT have been included in the Statement of Financial Performance from 27 November 1999.

     A fair value exercise is proceeding and the majority of AAPT's assets and liabilities have been restated to their fair values at the date of acquisition. Final allocation of the purchase price will be made before 30 June 2000. Any further differences between the fair value of assets and liabilities acquired and the values recorded below will result in a change to the amount of goodwill recorded in connection with the acquisition.


     Summary of Effect of Acquisition of AAPT as at 27 November 1999

                                     --------------------------------
                                        (Dollars in millions)    NZ$
                                     --------------------------------
                Net assets acquired:
                Net current assets                                30
                Fixed assets                                     295
                Other long-term assets                           323
                Non-current accounts payable                    (136)
                Long-term debt                                  (147)
                                                               -----
                                                                 365
                Minority interest                                (68)
                                                               -----
                                                                 297
                Goodwill on acquisition                        1,277
                                                               -----
                Consideration                                  1,574
                                                               =====

NOTE 8  QUARTERLY FINANCIAL INFORMATION

                                                                                     Surplus from
                                                         Net abnormal     Surplus    operations       Net earnings
                                          Operating        revenues/       from     before income     attributable     Net earnings
                                           revenues       (expenses)    operations      tax          to shareholders    per share
                     ---------------------------------------------------------------------------------------------------------------
                       (NZ dollars in millions,
                       except per share amounts)                                                       NZ$
                     --------------------------------------------------------------------------------------------------------------
 Quarter ended:
    30 September 1999                           887                 -          365            337                209          0.119
    31 December 1999                            993                 -          350            311                197          0.112
    31 March 2000                             1,239                15          380            328                205          0.117
                                      ----------------------------------------------------------------------------------------------
 Nine months ended 31 March 2000              3,119                15        1,095            976                611          0.349
                                      ==============================================================================================
 Quarter ended:
    30 September 1998                           869                 -          359            328                206          0.118
    31 December 1998                            859                 -          354            325                202          0.115
    31 March 1999                               896                 1          362            337                224          0.128
    30 June 1999                                863                (7)         342            320                202          0.115
                                       -------------------------------------------------------------------------------------------
 Year ended 30 June 1999                      3,487                (6)       1,417          1,310                834          0.476
                                      ==============================================================================================


     Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the period.

Appendix One


         Telecom Corporation of New Zealand Limited Segmental Reporting
               As at and for the nine months ended 31 March 2000


Geographical Segments
---------------------


                        New Zealand       Australian         Other
                        Operations        Operations       Operations       Eliminations       Consolidated

Operating revenue         2,655               405              44                  -                  3,104

Abnormal revenue              -                15               -                  -                     15

Internal revenue             15                12               -                (27)                     -
                        ------------------------------------------------------------------------------------

Total revenue             2,670               432              44                (27)                 3,119

Segment net surplus         588                25              14                (16)                   611

Segment assets            4,892               977             240              1,209*                 7,318


In the nine months to 31 March 1999 more than 90% of the Telecom Group's total operating revenues, operating earnings and identifiable assets were generated by operations in New Zealand, therefore no comparative period information has been presented.

* Includes goodwill arising on consolidation of AAPT Limited.

                                                                          [LOGO]

MANAGEMENT COMMENTARY

16 May 2000


Third Quarter Results to 31 March 2000


In November 1999, Telecom increased its shareholding in AAPT from 19.8% to more than 80% (80.3% as at 31 March 2000). Telecom's result for the period to 31 March 2000 reflects the consolidation of AAPT's earnings from 1 December 1999, the amortisation of associated goodwill from 1 December 1999 and the costs of funding the investment in AAPT for the reported period.

Telecom's consolidated net earnings of NZ$611 million for the nine months ended 31 March 2000 decreased by NZ$21 million, or 3.3%, from NZ$632 million for the same period last year. Net earnings of NZ$205 million for the quarter ended 31 March 2000 ("Q3 1999-2000") decreased by NZ$19 million, or 8.5%, compared with the same quarter last year.

Net earnings for the nine months and quarter represented earnings per share ("EPS") of NZ34.9 cents and NZ11.7 cents respectively. EPS decreased by 3.4% for the nine months and decreased by 8.5% for the quarter compared with the same periods last year.

Excluding the effect of the investment in AAPT, Telecom's net earnings would have been NZ$644 million for the nine months, an increase of NZ$18 million, or 2.9%, and NZ$222 million for Q3 1999-2000, an increase of NZ$4 million, or 1.8%, respectively compared with the same periods last year (after excluding abnormal items of NZ$6 million from the comparable period last year).

Telecom will pay a fully imputed Q3 1999-2000 dividend of NZ11.5 cents per ordinary share in June 2000. The dividend for the quarter ended 31 March 1999 ("Q3 1998-99") was also NZ11.5 cents per ordinary share.

DIVIDENDS

The quarterly dividend of NZ11.5 cents per share represents a distribution of approximately 91% of third quarter net earnings before amortisation costs. Since Telecom's earnings vary from quarter to quarter, owing to seasonality and other factors, the dividend payout percentage resulting from the NZ11.5 cents dividend for the third quarter is not necessarily indicative of distribution levels for the remainder of the year.

========================================================================================================
Q3 dividends
         Ordinary shares                                                                NZ11.5 cents
         American Depositary Shares                                                   *US46.07 cents
         Supplementary dividend (to non-resident holders)
           Per ordinary share                                                           NZ2.03 cents
           Per American Depositary Share                                               *US8.13 cents
Books closing dates
         New Zealand, Australia Stock Exchanges#                                         2 June 2000
         New York Stock Exchange                                                         1 June 2000
Payment dates
         New Zealand, Australia                                                         16 June 2000
         New York                                                                       23 June 2000

*  Estimated based on an exchange rate at 31 March 2000 of NZ$1.00 to US$0.5008.
#  Australian shares go `ex' dividend on 29 May 2000.
========================================================================================================

FORWARD-LOOKING STATEMENTS

This management commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the outcome of litigation pending between Telecom and certain of its competitors, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

EFFECT OF AAPT

AAPT's results have been consolidated with Telecom's results with effect from 1 December 1999. Accordingly Telecom's consolidated results for the nine months include AAPT's earnings (adjusted for consolidation items including minority interest and goodwill amortisation) for the four months to 31 March 2000.

=============================================================================================================
                        RECONCILIATION OF EARNINGS BEFORE AND AFTER AAPT
                                             Nine Months Ended                         Quarter Ended
                                                  31 March                               31 March
                                   -----------------------------------     ----------------------------------
                                           1999       2000    Change              1999       2000      Change
                                           NZ$m       NZ$m       %                NZ$m       NZ$m        %
                                   -----------------------------------     ----------------------------------
Net earnings including AAPT                 632        611        (3.3)            224        205       (8.5)

deduct share of AAPT's earnings#:

   Net earnings before abnormals              -          6                           -          4
   Abnormals                                  -         12                           -         12
                                   -----------------------------------     ----------------------------------
                                              -         18                           -         16
add back:

   Amortisation of goodwill                   -         19                           -         14
   Funding costs relating to
   AAPT investment (after tax)                -         32                           -         19
                                   -----------------------------------     ----------------------------------
Net earnings before AAPT
(including Telecom abnormals)               632        644         1.9             224        222        (0.9)

deduct Telecom abnormals*                     6          -                           6          -
                                   -----------------------------------     ----------------------------------
Net earnings before AAPT
(before abnormals)                          626        644         2.9             218        222         1.8
                                   -----------------------------------     ----------------------------------

# After minority interest and group level adjustments.
* Telecom abnormals of NZ$6 million in the prior period represented the proceeds from the liquidation of the executive share ownership plan (NZ$16 million) less restructuring costs (NZ$10 million after tax).
=============================================================================================================

KEY PERFORMANCE INDICATORS (INCLUDING AAPT)
                                                        Q3          Q3      Nine Months    Nine Months
                                                     1998-99     1999-00      1998-99        1999-00
Operating Margin (%)                  *                41.0        29.8         41.2           34.8
Asset Utilisation (%)                 #                75.9 -      69.8 -       75.1 -         67.7 -
Net Interest Cover (times)            ^                 7.8         4.8          7.0            5.7
Return on Average Total Assets (%)    +                31.1 -      20.8 -       30.9 -         23.5 -
Net Debt/Net Debt plus Capital Funds (%)               42.9        63.0         42.9           63.0

KEY PERFORMANCE INDICATORS (EXCLUDING AAPT)

                                                       Q3          Q3        Nine Months     Nine Months
                                                     1998-99     1999-00       1998-99         1999-00
Operating Margin (%)                  *                41.0        40.1         41.2           40.1
Asset Utilisation (%)                 #                75.9 -      74.5 -       75.1 -         74.0 -
Net Interest Cover (times)            ^                 7.8         8.3          7.0            7.7
Return on Average Total Assets (%)    +                31.1 -      29.8 -       30.9 -         29.7 -
Net Debt/Net Debt plus Capital Funds (%)               42.9        45.9         42.9           45.9

*  Normalised surplus from operations/operating revenue
# Normalised operating revenue/average total assets (net of cash and short-term investments)
^ Normalised surplus from operations/net interest expense (before interest capitalised) inclusive of capital note coupons
+ Normalised surplus from operations/average total assets (net of cash and short-term investments)
-  Annualised

TELECOM (EXCLUDING AAPT)

Telecom's net earnings (excluding AAPT) of NZ$644 million for the nine months ended 31 March 2000 increased by NZ$18 million, or 2.9%, from NZ$626 million for the same period last year, after excluding abnormal items of NZ$6 million from the prior period.

Net earnings (excluding AAPT) of NZ$222 million for Q3 1999-2000 increased by NZ$4 million, or 1.8%, compared with the same quarter last year, after excluding abnormal items from the prior period.

On a reported basis, earnings (excluding AAPT) increased by NZ$12 million, or 1.9%, for the nine months and decreased by NZ$2 million, or 0.9%, for the quarter.

==============================================================================================================
                                                 EARNINGS OVERVIEW (EXCLUDING AAPT AND ABNORMALS)
                                            Nine Months Ended                          Quarter Ended
                                                31 March                                 31 March
                                   ----------------------------------      -----------------------------------
                                     1999        2000         Change            1999       2000       Change
                                     NZ$m        NZ$m           %               NZ$m       NZ$m         %
                                   ----------------------------------      -----------------------------------
Operating revenues                   2,608      2,705          3.7              880        921         4.7

Operating expenses                   1,534      1,620          5.6              519        552         6.4

Operating expenses excluding
cost of sales                        1,193      1,192         (0.1)             404        406         0.5


EBIT*                                1,074      1,085          1.0              361        369         2.2

EBITDA#                              1,494      1,512          1.2              503        516         2.6

Net earnings                           626        644          2.9              218        222         1.8

*Earnings before interest and tax.    #Earnings before interest, tax, depreciation and amortisation.
==============================================================================================================

Revenue (excluding AAPT) rose by 3.7% in the nine months to 31 March 2000 and by 4.7% in Q3 1999-2000 compared with the same periods last year. Revenue growth largely reflected strong growth in cellular, fixed line to cellular, interconnection and data revenues. Higher revenue growth in the third quarter also reflected a reversal of the decline in national and international revenue, with both national and international revenue increasing in the third quarter, compared with the same period last year.

Operating expenses (excluding AAPT) increased by 5.6% in the nine months to 31 March 2000 and by 6.4% in Q3 1999-2000 compared with the same periods last year. The increases were largely due to higher cost of sales and other operating expenses, partly offset by lower labour costs. If cost of sales were excluded, expenses declined by 0.1% for the nine months and increased by 0.5% for Q3 1999-2000.

OVERVIEW OF RESULTS (EXCLUDING AAPT)

Telecom's results before the effect of the investment in AAPT are summarised in the tables on pages 27 and 28. These results exclude the costs of funding the investment in AAPT, and the effects of consolidating AAPT (ie. goodwill amortisation and Telecom's share of AAPT's post-acquisition earnings). Telecom's condensed financial statements, accompanying this document, disclose the fully consolidated result.


Revenue

Revenue rose by 3.7% in the nine months to 31 March 2000 and by 4.7% in Q3 1999-2000 compared with the same periods last year. Revenue growth largely reflected strong growth in cellular, fixed line to cellular, interconnection and data revenues. Higher revenue growth in the third quarter also reflected a reversal of the decline in national and international revenue, with both national and international revenue increasing in the third quarter, compared with the same period last year.

Volume Growth

=================================================================================================
                                               As at and for the nine   Variation
                                                months ended 31 March    00:99
                                             ----------------------------------------------------
                                                   1999         2000       %
                                             ----------------------------------------------------
Local Service
-------------
Access lines                                  1,864,000    1,889,000       1.3
Local call minutes (millions)                   2,393.4      2,517.1       5.2
Centrex lines                                    74,900       79,100       5.6

Calling
-------
Call minutes (millions)
  National calls                                1,567.1      1,632.0       4.1
  Fixed line to cellular calls                    313.8        422.4      34.6
  National 0800 calls                             398.5        502.9      26.2
  International outward calls                     343.7        435.1      26.6
  International inward calls (excl. Transits)     252.1        313.2      24.2

Cellular
--------
Cellular call minutes (millions)                  582.1        775.4      33.2
Cellular connections at end of period
  Total at period end                           608,900      921,600      51.4
  Average for the nine months                   542,750      804,350      48.2

Data
----
Registered Xtra customers                       180,300      268,100      48.7
Xtra dial-up hours (millions)                      10.7         32.1     200.0
Average hours per active customer (monthly)         9.9         18.8      89.9

ISDN lines                                       46,900       73,000      55.7

Certain reclassifications of prior period's data have been made to conform to current period classifications.
=================================================================================================

=================================================================================================
                                                            For the quarter    Variation
                                                            ended  31 March      00:99
                                                      -------------------------------------------
                                                           1999         2000       %
                                                      -------------------------------------------
Local Service
-------------
Local call minutes (millions)                             795.9        814.8      2.4

Calling
-------
Call minutes (millions)
  National calls                                          524.4        544.9      3.9
  Fixed line to cellular calls                            110.2        149.0     35.2
  National 0800 calls                                     136.7        171.8     25.7
  International outward calls                             111.8        148.1     32.5
  International inward calls (excluding                    83.3         99.8     19.8
    Transits)

Cellular
--------
Cellular call minutes (millions)                          208.1        268.1     28.8
Average cellular connections during quarter             586,850      889,750     51.6

Data
----
Xtra dial-up hours (millions)                               4.0         12.4    210.0
Average hours per active customer                           9.7         20.2    108.2

Certain reclassifications of prior period's data have been made to conform to current period classifications.
=================================================================================================

Revenue Reclassification

During Q3 1999-2000 Telecom has reclassified wholesale revenue, previously included with interconnection revenue, into national, international and data revenues. Volumes and prior periods' revenue have been restated for the revenue reclassifications.

Local Service

Local service revenues decreased for the nine months and the quarter by NZ$4 million, or 0.5%, and NZ$5 million, or 1.9%, respectively compared with the same periods last year.

---------------------------------------------------------------------------------------
Local Service (Variation 00:99)                     Nine months         Third Quarter
                                                         %                    %
---------------------------------------------------------------------------------------
Access
  -  Revenue                                           (1.5)                (2.1)
  -  Access lines                                       1.3                  1.3
Local calls
  -  Revenue                                            1.1                 (1.8)
  -  Call minutes                                       5.2                  2.4
---------------------------------------------------------------------------------------

The decrease in access revenue of NZ$10 million, or 1.5%, for the nine months and NZ$5 million, or 2.1%, for the quarter, was largely the result of a decrease in business line rental reflecting price reductions for business customers from January 1999.

Local service revenue and access line growth have been affected by the entry of Saturn Communications into the local service market, the migration of local access to ISDN and increased use of cellular phones.

Revenue from local calls increased by NZ$1 million, or 1.1%, for the nine months but decreased by NZ$1 million, or 1.8%, for the quarter. Revenue from Smartphone, messaging and Call Track increased by NZ$5 million, or 10.6%, for the nine months and NZ$1 million, or 7.3%, for the quarter.

National

National revenue remained stable for the nine months but increased NZ$7 million, or 4.0%, for the quarter, largely due to increases in fixed line to cellular revenues but partly offset by a reduction in national calls revenue as a result of national toll price reductions.

---------------------------------------------------------------------------------------
National (Variation 00: 99)                          Nine months        Third quarter
                                                          %                   %
---------------------------------------------------------------------------------------
National calls *
  -  Revenue                                           (16.0)              (12.6)
  -  Call minutes                                        4.1                 3.9
  -  Price per minute                                  (19.3)              (15.9)
Calls to cellular networks
  -  Revenue                                            27.3                27.3
  -  Call minutes                                       34.6                35.2
  -  Price per minute                                   (5.4)               (5.8)
National 0800
  -  Revenue                                             8.8                17.8
  -  Call minutes                                       26.2                25.7
  -  Price per minute                                  (13.8)               (6.2)
* Includes national VPN and Centrex calls.
---------------------------------------------------------------------------------------

The average per minute price of national calls, excluding National 0800 and those made to cellular networks, declined by approximately 19% and 16% for the nine months and third quarter respectively to approximately NZ14 cents.

The BEST (Business Enjoy Savings on Tolls) pricing option was launched in February 1999 and was open for enrollment until 30 April 1999. This plan provided a ceiling to business market customers on the cost of their tolls until 31 March or 30 April 2000, depending on when they enrolled. The ceiling was 10% lower than the customer's average monthly spend.

In May 1999, new calling plans for residential customers were introduced.
These plans offer different combinations of NZ$3 or NZ$5 capping and/or maximum off-peak and peak calling rates.

The effect of national toll price reductions was partly offset by increased revenue from calls from the fixed line to cellular networks and National 0800 as a result of increased call volumes.

Fixed line to cellular revenue increased by NZ$44 million, or 27.3%, for the nine months and NZ$16 million, or 27.3%, for the quarter. The average price per minute for fixed line to cellular calls has declined by 5.4% for the nine months and 5.8% for the third quarter, but has been more than offset by a significant increase in call volumes resulting from the strong growth in cellular penetration.

International

Total international revenue decreased by NZ$6 million, or 2.0%, for the nine months but increased by NZ$3 million, or 3.3%, for the quarter compared with the same periods last year. The improvement in the third quarter largely reflects higher growth in inward calls revenue.

------------------------------------------------------------------------------------------
International (Variation 00:99)                      Nine months           Third quarter
                                                          %                      %
------------------------------------------------------------------------------------------
Outward calls
  -  Revenue                                            (5.4)                  (8.7)
  -  Call minutes                                       26.6                   32.5
  -  Price per minute                                  (25.3)                 (31.1)
Inward calls
  -  Revenue                                            10.2                   32.9
  -  Call minutes                                       24.2                   19.8
  -  Price per minute                                  (11.3)                  10.9
Transit call margin
  -  Margin                                            (19.7)                 (14.8)
  -  Call minutes                                       56.7                   57.0
  -  Margin per minute                                 (48.7)                 (45.7)
------------------------------------------------------------------------------------------

Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The average per minute charges for outward calls of approximately NZ34 cents for the nine months and NZ32 cents for the quarter were around 25% and 31% lower respectively than in the same periods last year.

The reduction in the average price reflects price reductions and frequent weekend specials. The rate of average price decline was higher in the third quarter as the price caps on consumer Talk All Day promotions were reduced in February 2000 from NZ$5 to NZ$4 for Australia and from NZ$10 to NZ$8 for the UK, US, Canada and Ireland.

The increase in inward call revenue for the nine months resulted largely from increased call minutes, partly offset by reductions in the average price per minute. Revenue growth was higher in the third quarter as the average price per minute increased compared with the same period last year, partly as a result of the lower New Zealand dollar in Q3 1999-2000 compared with the same period last year and increases in the rates for mobile originated inward calls.

The increase in inward revenue has been offset by an increase in the international outpayment included in cost of sales. This outpayment increased by 8.3% for the nine months and 30.2% for the quarter.

The net margin received from Telecom's international business, excluding transits (outward and inward call revenue less the international outpayment), decreased by 5.5% and 9.4% for the nine months and quarter respectively (see "Tolls Margin"). This reduction reflected the increasing competition in all areas of international business.

The decrease in the transit call margin (revenue net of outpayments) was largely due to lower average margins per call minute. The increased volumes from the transit business are attributable to the utilisation of a variety of outward routing options and Telecom's point of presence ("POP") in the US winning new refile traffic.

Tolls Margin

---------------------------------------------------------------------------------------------------------------------------------
Tolls Margin
                                                          Nine Months Ended 31 March        Quarter Ended 31 March
                                                       --------------------------------------------------------------------------
                                                           1999        2000    Change      1999        2000    Change
                                                           NZ$M        NZ$M       %        NZ$M        NZ$M       %
---------------------------------------------------------------------------------------------------------------------------------
National calls *                                          273.8       230.1    (16.0)      87.1        76.1    (12.6)
                                                       --------------------------------------------------------------------------

International Margin
--------------------
International outwards revenue                            158.1       149.6     (5.4)      51.5        47.0     (8.7)
International inwards revenue                             101.7       112.1     10.2       28.3        37.6     32.9
International outpayment                                 (117.5)     (127.2)     8.3      (31.1)      (40.5)    30.2

                                                       --------------------------------------------------------------------------

Net international margin before transits                  142.3       134.5     (5.5)      48.7        44.1     (9.4)
                                                       --------------------------------------------------------------------------

Total tolls margin                                        416.1       364.6    (12.4)     135.8       120.2    (11.5)
                                                       --------------------------------------------------------------------------

* Excludes National 0800 and calls from fixed line to cellular networks.
---------------------------------------------------------------------------------------------------------------------------------

Telecom expects the decline in the tolls margin to continue but considers that the absolute value of the decline is likely to diminish.

Interconnection

Interconnection revenue is derived from charges for delivering to and accepting from other service providers local, national, international, cellular and 0800 calls.

Interconnection revenue increased by NZ$13 million, or 25.5%, for the nine months and NZ$7 million, or 43.8%, for the quarter, largely due to increased activity with existing carriers.

During Q3 1999-2000 Telecom has reclassified wholesale revenue, previously included with interconnection revenue, into national, international and data revenues. Volumes and prior periods' revenue have been restated for the revenue reclassifications.

Cellular and Other Mobile Services

Revenue from cellular and other mobile services grew by NZ$42 million, or 11.4%, for the nine months and by NZ$7 million, or 5.5%, for the quarter compared with the same periods last year. Cellular revenue grew by NZ$44 million, or 12.5%, for the nine months and by NZ$8 million, or 6.3%, for the quarter.

--------------------------------------------------------------------------------------------------------------
Cellular  (Variation 00:99)                                       Nine Months               Third quarter
                                                                       %                          %
--------------------------------------------------------------------------------------------------------------
Revenue                                                                   12.5                       6.3
Call minutes                                                              33.2                      28.8

Mobile cost of sales                                                      43.6                       6.3
Cellular gross margin (revenue less cost of sales)                         4.4                       6.2

Connections
 Total at period end                                                      51.4                      51.4
 Average during the period                                                48.2                      51.6

--------------------------------------------------------------------------------------------------------------

Telecom had 921,600 cellular connections at 31 March 2000 compared with 608,900 at 31 March 1999, an increase of 51.4%. The continued strong growth in connections is largely due to growth in the prepaid cellular business.

Prepaid phones have continued to be popular with consumers, but new pricing plans for contract customers, which include free minutes and additional services, have also attracted large numbers of customers. The total number of prepaid customers at 31 March 2000 was 450,000, approximately 49% of total connections.

Average revenue per cellular customer decreased by approximately 24% for the nine months and by approximately 30% for the third quarter compared with the same periods last year, reflecting the recent high number of prepaid connections. Average revenue per prepaid connection is generally lower than average revenue per postpaid connection.

The total number of cellular connections in New Zealand, including Vodafone's connections, represents approximately 37% of the New Zealand population. This penetration level, when compared with other countries, suggests scope for continued expansion of this market.

The cellular gross margin (cellular revenue less cost of sales) increased by NZ$12 million, or 4.4%, for the nine months and by NZ$6 million, or 6.2%, for the quarter compared with the same periods last year.

Cellular cost of sales increased by 43.6% for the nine months and 6.3% for the quarter, reflecting the significant growth in the number of cellular connections over the past year. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in cellular cost of sales.

Data

Data revenue increased by NZ$58 million, or 22.2%, for the nine months and by NZ$22 million, or 25.0%, for the quarter. This growth was driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

---------------------------------------------------------------------------------------------------
Data (Variation 00: 99)                                       Nine months          Third quarter
                                                                   %                     %
---------------------------------------------------------------------------------------------------
Internet revenue                                                   61.3                   43.1
Xtra registered customers                                          48.7                   48.7
Xtra dial-up hours                                                200.0                  210.0
Average hours per active customer                                  89.9                  108.2

ISDN revenue                                                       41.0                   42.1
ISDN lines                                                         55.7                   55.7

LANLink revenue                                                    68.8                   88.7
---------------------------------------------------------------------------------------------------

Internet revenue increased by NZ$18 million, or 61.3%, for the nine months and by NZ$5 million, or 43.1%, for the quarter.

Telecom's Internet service provider "Xtra" had approximately 268,100 registered customers at 31 March 2000, compared with 180,300 at 31 March 1999, an increase of 48.7%. Of the registered customers, approximately 80% were active during the last month of the period.

ISDN revenue increased by NZ$16 million, or 41.0%, for the nine months and by NZ$6 million, or 42.1%, for the quarter. The increase in ISDN revenues partly reflected migration from basic access services. The number of ISDN lines at 31 March 2000 increased by 55.7% from 31 March 1999.

LANLink (Managed Network Services) revenue increased by NZ$15 million, or 68.8%, for the nine months and by NZ$7 million, or 88.7%, for the quarter.

Directories

Total directories revenue increased by NZ$11 million, or 7.8%, for the nine months and NZ$5 million, or 8.2%, for the quarter compared with the same periods last year.

Revenue from regional directories increased by 7.5% for the nine months and 9.6% for the quarter as a result of tariff and volume growth in both The Telephone Book and YELLOW PAGES products.

Miscellaneous Other Services

Miscellaneous other services revenue remained stable for the nine months but increased NZ$2 million, or 12.5%, for the quarter. This revenue is derived principally from software development and telecommunications services provided in the Cook Islands and Samoa.

Expenses

Operating expenses increased by NZ$86 million, or 5.6%, for the nine months and by NZ$33 million, or 6.4%, for the quarter. A decrease in labour costs was more than offset by increased cost of sales and other operating expenses. If cost of sales are excluded, operating expenses decreased by NZ$1 million, or 0.1%, for the nine months but increased by NZ$2 million, or 0.5%, for the quarter. Compared with the same periods last year, operating expenses as a percentage of revenue have increased from 58.8% to 59.9% for the nine months and from 59.0% to 59.9% for the quarter.

Labour

The decrease in labour costs of NZ$43 million, or 12.1%, for the nine months and NZ$11 million, or 9.7%, for the quarter reflected a reduction of 1,025 in personnel numbers between 31 March 2000 and 31 March 1999. The lower personnel numbers are due largely to the outsourcing of information services to EDS effective from 1 September 1999. The costs of outsourcing are included in "Other Operating Expenses". The effect of the reduced personnel numbers was partly offset by salary increases arising from Telecom's annual salary review process.

=============================================================================================================
                                       Personnel Numbers
                                        (Excluding AAPT)
                                                                                 Variation to March 2000
                        -------------------------------------------------------------------------------------
                                   March          June           March                 March           June
                                    1999          1999            2000                  1999           1999
                        -------------------------------------------------------------------------------------
Operations                         6,289         5,994           5,533                 (756)           (461)
Other                              1,510         1,485           1,241                 (269)           (244)
                        -------------------------------------------------------------------------------------
Total                              7,799         7,479           6,774               (1,025)           (705)
                        -------------------------------------------------------------------------------------
=============================================================================================================

Depreciation

Depreciation expense increased by NZ$7 million, or 1.7%, for the nine months and NZ$5 million, or 3.6%, for the quarter. The year on year comparison reflects the impact of the increasing fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales increased by NZ$87 million, or 25.5%, for the nine months and NZ$31 million, or 27.0%, for quarter. This increase was largely due to higher cellular and interconnect cost of sales.

Cellular cost of sales increased by approximately 43.6% for the nine months and 6.3% for the quarter (see "Cellular and Other Mobile Services").

While the high rate of cellular connection growth is having a negative impact on short-term earnings performance due to the immediate write-off of cellular acquisition costs, the company believes significant value accretion will accrue from its recent high number of customer acquisitions. Recent valuations of cellular companies suggest that the value per customer is many times the cost Telecom is incurring to acquire them.

Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs and amortising them over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 January 2000, cellular cost of sales would have been lower by approximately NZ$15 million in Q3 1999-2000.

Interconnect expense increased by approximately 91.0% for the nine months and 82.3% for the quarter reflecting increased volumes including the growth in calls from Telecom's fixed line network to Vodafone's cellular network.

International cost of sales for outbound calls increased by 8.3% for the nine months and increased by 30.2% for the quarter. Higher growth in Q3 1999-2000 reflected higher growth in call volumes and the lower New Zealand dollar in Q3 1999-2000 compared with the same period last year and increases in the rates for mobile originated outward calls (see "International").


Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented more than 80% of other operating expenses.

Other operating expenses increased by NZ$35 million, or 8.3%, for the nine months and NZ$8 million, or 5.3%, for the quarter. There were a number of offsetting increases and decreases among the components of other operating expenses, the most significant being an increase in outsourcing costs. This increase reflected the outsourcing of operator services to SITEL in the year ended 30 June 1999 and the outsourcing of information services to EDS effective from 1 September 1999.

Advertising costs increased by 9.0% for the nine months and by 7.5% for the quarter, compared with the same periods last year. The increase largely reflected Telecom's efforts to increase cellular connections.

Net Interest Expense and Taxation

Net interest expense excluding the costs of funding the investment in AAPT decreased by NZ$13 million, or 15.3%, for the nine months and NZ$2 million, or 8.0%, for the quarter compared with the same periods last year. The decreases in net interest expense were partly due to lower short-term interest rates.

Income tax expense increased by NZ$8 million, or 2.5%, for the nine months and increased NZ$6 million, or 5.8%, for the quarter compared with the same periods last year. The effective tax rates for the nine months and quarter were 32.3% and 31.8% respectively compared with 32.3% and 31.0% for the same periods last year and a statutory rate of 33%.

Capital Expenditure

Capital expenditure for the nine months amounted to NZ$458 million, a decrease of NZ$25 million, or 5.2%, compared with the same period last year. Cash applied to capital expenditure for the nine months amounted to NZ$458 million, an increase of NZ$15 million, or 3.4%.

In February 2000, Telecom announced that US communications networking company Lucent Technologies had been chosen to build a mobile phone network based on the code division multiple access ("CDMA") standard. AAPT also chose Lucent Technologies as its CDMA supplier. Telecom and AAPT selected Lucent Technologies as a result of independent evaluations, but Telecom believes that there are significant synergies and obvious customer benefits with both companies choosing the same vendor.

Telecom currently expects to spend approximately NZ$700 million on capital expenditure in the 12 months to 30 June 2000. This includes expected CDMA capital expenditure but excludes any purchases of capacity from Southern Cross Cables Limited and any potential acquisition of spectrum that may be available to purchase from the Government.

LIQUIDITY AND CAPITAL RESOURCES (INCLUDING AAPT)

Net cash flows from operating activities for the nine months were NZ$1,094 million, a decrease of NZ$30 million compared with the same period last year.

Net cash flows used in investing activities were NZ$1,866 million, an increase of NZ$1,393 million compared with the same period last year. This increase largely reflects the acquisition of shares in AAPT and an increase in cash applied to the purchase of fixed assets.

Net cash from financing activities amounted to NZ$826 million, compared with cash used of NZ$661 million in the nine months to 31 March 1999. The increase is largely due to an increase in net proceeds from short-term and long-term debt to fund the AAPT acquisition.

The net debt to net debt plus capital funds ratio was 63.0% at 31 March 2000, compared with 48.3% at 30 June 1999. In calculating this ratio, net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$31 million. Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

Cash and short-term investments were NZ$186 million at 31 March 2000 compared with NZ$143 million at 30 June 1999. As at 31 March 2000 Telecom had available un-utilised committed facilities of NZ$400 million and US$200 million, as well as substantial uncommitted other borrowing capacity.

As at 31 March 2000 total interest-bearing long-term and short-term liabilities amounted to NZ$3,776 million, compared with NZ$2,067 million at 30 June 1999. Capital notes totalled NZ$943 million at 31 March 2000.

On 24 March 2000 Standard & Poors ("S & P") downgraded Telecom's long-term ratings from AA to A+ and also downgraded Telecom's short-term rating from A-1+ to A-1. S & P stated "the ratings reflect Telecom's higher-risk business profile and more aggressive financial profile following TCNZ's NZ$1.6 billion debt-funded acquisition of an 80% interest in AAPT Limited". S & P stated that "TCNZ's still-strong credit ratings reflected Telecom's superior market position as the only full-service provider in the relatively low-growth New Zealand telecommunications market, which underpins strong cash generating ability, a sensible strategy to diversify its activities into the larger, more competitive, and stronger growing Australian market, and moderate financial profile".
Telecom is rated A1/P1 by Moody's Investors Service. The outlook for both rating agencies is stable.

THE NEW ZEALAND ECONOMY

The majority of Telecom's operations are in New Zealand and growth in Telecom's business is affected by the state of the New Zealand economy.

Production based Gross Domestic Product ("GDP") increased 2.2 percent in the December 1999 quarter. For the year to 31 December 1999, the economy grew by
3.5 percent. This is the strongest annual growth rate since the year ended March 1996. The Government Statistician said economic growth was broadly based across the economy, with the largest rises recorded in manufacturing, transport and communications, construction, farming and wholesale and retail trade.

The Government Statistician said the communications industry continued to outperform the economy, with activity increasing 4.0 percent in the December quarter.

While New Zealand will continue to be reliant on exports for a material portion of its GDP, dependence on commodity products has slowly declined over the past two decades, being supplemented by tourism, manufacturing and services.

Inflation measured by the Consumers Price Index rose 0.7% for the March 2000 quarter. On an annual basis, the Consumers Price Index inflation measure is 1.5% higher than a year ago.

COMPETITIVE FRAMEWORK

The Telecommunications Act 1987 allows the establishment and maintenance of telecommunications networks by any person. There have been no statutory entry barriers to any part of the New Zealand telecommunications industry since 1989, with all telecommunications companies subject to ordinary commercial law (e.g. Companies Act, Fair Trading Act, Commerce Act).

Competitors with whom Telecom has interconnection agreements offer business and residential access, international, national and local voice services, cellular services, data services, Internet services and mobile trunked radio services. Telecom has interconnection agreements with 12 other parties including large multi-national corporations or their affiliates, including Telstra, British Telecom and Vodafone. Nine of these interconnection agreements include local service. Telecom also has nine number portability agreements enabling carriers to provide customers with the option of changing carriers without changing numbers.

In addition to the companies with which Telecom has interconnection agreements, numerous other organisations offer voice calling services from overseas or by re-selling services provided by New Zealand's network operators. Several Internet service providers based in New Zealand operate networks and offer telecommunications services. Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of customer premises equipment ("CPE").

Competition in New Zealand's telecommunications market is expected to remain intense, with the prospect of existing participants extending their activities and new competitors entering the market.

The Government has reviewed telephone numbering issues and in December 1998 agreement was reached between the Government and some industry participants (including Telecom) for independent administration and allocation of numbers. In November 1999 the eight companies who are signatories to the Number Administration Deed appointed M-Co as independent administrator for the telecommunications numbering plan. The parties to the Number Administration deed are: CLEAR Communications, Newcall Communications, Saturn Communications, Teamtalk, Telecom New Zealand, Telstra New Zealand, The Internet Group and Vodafone New Zealand.

The Government has announced its intention to amend the Commerce Act including changes to the provisions regarding penalties, indemnification of officers and competition thresholds. An enhanced Telecommunications Disclosure Regime came into effect on 1 January 2000. The new regime will focus on disclosure of costs involved in providing local access and Kiwi Share services.

A Government Ministerial Inquiry into Telecommunications began in March 2000. The inquiry is assessing the regulatory regime for telecommunications, and may recommend to the Government legislative or regulatory changes. The inquiry has been asked to investigate and comment on a range of issues, including: the environment for telecommunications network access and interconnection, including Telecom's 0867 initiative, the development of an information economy, Telecom New Zealand's Kiwi Share obligations, and numbering. The inquiry is due to report at the end of September 2000.

LITIGATION

Telecom is currently involved in a number of legal proceedings, including lawsuits brought against and by Clear Communications ("Clear") relating to a variety of issues, including the terms on which Telecom provides interconnection, Clear's failure to make payment of certain charges under its interconnection agreement, Telecom's bundling practices and Telecom's 0867 service. Telstra NZ Limited has proceedings against Telecom relating to Telecom's cessation of certain carrier rebilling arrangements. CallPlus Limited and two other companies have proceedings against Telecom in relation to Telecom's 0867 service. AAPT is currently involved in lawsuits brought by and against Telstra Corporation. See Note 6 to the condensed financial statements for further comment on these proceedings.

The legal proceedings pending against Telecom and AAPT involve claims for substantial damages and other relief. There can be no assurance that such litigation will not have a material adverse effect on Telecom's and AAPT's business, financial condition or results of operations.

OTHER MATTERS

Sale of ConnecTel

During April, Telecom announced the sale of Connectel, its network, design, build and maintenance subsidiary, to Downer Group Limited. Many telecommunications companies already use outside contractors and it is no longer necessary for Telecom to own a contractor in order to maintain the high quality of its service. Telecom will continue to work closely with ConnecTel, which has won a significant number of Telecom's design, build and maintenance contracts in a competitive tendering process.

The transaction is scheduled to settle on 1 June 2000. Telecom currently expects that the sale will have a minor favourable impact on Telecom's earnings.

Investment in Independent Newspapers Limited ("INL")

Telecom has recently purchased a small stake in INL. Through this small strategic position, Telecom hopes to build a closer relationship over time, in order to provide a further opportunity for accessing potential synergies in the future. This relationship will enhance Telecom's transition from a traditional telecommunications company to an online and esolutions provider.

Corporate Venture Capital Fund

Telecom has recently launched TMT Ventures, a corporate venture capital fund with a target of NZ$150 million to be invested in new growth businesses in the technology, media, and telecommunications sectors of New Zealand and Australia.

Telecom will make a cornerstone investment of NZ$40 million in TMT Ventures and has appointed a joint venture between United States-based Advent International and Direct Capital (New Zealand's largest venture capitalist), to manage the fund.

Southern Cross

Southern Cross Cables Limited ("SCCL") was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable.

In March 2000, Southern Cross announced that the 29,000 kilometre cable network, was expected to be Ready For Service ("RFS") on 15 November 2000.

At RFS date, Southern Cross will deliver a network incorporating a full fibre ring linking Australia, New Zealand, Fiji and Hawaii and a direct link from Hawaii (Oahu) to Nedonna Beach in Oregon, USA and Morro Bay in California, USA.

The landing at Nedonna Beach in Oregon, USA was completed on 17 April 2000. The last significant section of submarine cable laying is now being completed, before RFS date.

Telecom New Zealand, Cable & Wireless Optus and MCI WorldCom are the shareholders in SCCL. Telecom New Zealand holds a 50% interest, which commits Telecom to provide up to US$75 million by way of equity or shareholder's
advances.   Pursuant to this a shareholder's advance of US$69 million (excluding accrued interest) had been provided by Telecom to SCCL as at 31 March 2000.

To date Southern Cross has signed capacity purchase commitments with customers totalling approximately US$1.1 billion. Southern Cross cable construction costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and as at 30 April 2000 Telecom had advanced US$120 million as part of this interim funding arrangement.

Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay borrowings in the first few years after completion of construction.

Prior to Q2 1999-2000, the accumulated equity accounted losses of the Southern Cross group included a provision against Telecom's advance to Southern Cross Cables Holdings Limited, a Southern Cross group company. Now that capacity sales commitments have largely covered the cable construction costs, there is no longer a requirement to maintain the provision against this advance.

AAPT

AAPT earnings for the quarter ended March 2000

======================================================================================================
                                        AAPT EARNINGS OVERVIEW
                                                                         Quarter Ended 31 March
                                                               ---------------------------------------
                                                                     1999         2000        Change
                                                                     A$m          A$m           %
                                                               ---------------------------------------
Operating revenues                                                189.3         243.4        28.6

Operating costs                                                   182.5         233.9        28.1

EBIT                                                                6.8           9.5        40.4

EBITDA                                                             14.8          20.8        40.9

Net earnings before abnormals                                       5.3           4.6       (13.2)

Abnormal items after tax                                              -          21.3           -

Net earnings including abnormals                                    5.3          25.9       387.4
======================================================================================================

AAPT's reported net earnings before abnormals for Q3 1999-2000 were A$4.6 million. AAPT contributed NZ$4 million of net earnings before abnormals to Telecom's consolidated net earnings for Q3 1999-2000. This contribution was after allowing for minority interests in AAPT's reported net earnings before abnormals and adjusting for differences in accounting policies.

Allowing for minority interests and the amounts required to be applied to Telecom's fair value of AAPT's assets at the time of acquisition, AAPT's abnormal items of A$21.3 million (see "Abnormals") resulted in a NZ$12 million contribution to Telecom's consolidated net earnings for Q3 1999-2000.

Operating Revenues

AAPT's total revenue increased by 28.6% for the quarter compared with the same period last year, driven largely by growth in national, data and mobile revenues.

National revenue increased by 88.0%, as a result of continued strong customer growth and the introduction of preselection for fixed to mobile services in September 1999.

Despite strong growth in international volumes, competitive pricing pressures during the period resulted in a decrease in international revenue of 9.7%.

Data revenue, including Internet and satellite revenues, increased by 92.6% and mobile revenue increased by 34.1%, compared with the same period last year as AAPT captured growth opportunities in the Internet, e-commerce, data and mobile markets.

Operating Costs

Operating costs increased by 28.1% for the quarter compared with the same period last year. This included cost increases from the fixed wire business arising from strong revenue growth, increases in costs to support the 32.4% increase in mobile subscribers, the inclusion of the connect.com.au and CommerceSolutions businesses for the full quarter and increased depreciation.

AAPT has continued to achieve cost savings through better utilisation of company-owned network infrastructure (in particular through its regional points of presence and the higher proportion of traffic carried on its own network).

Depreciation and amortisation costs increased by 41.2% compared with the same period last year, reflecting AAPT's strategy of investing in infrastructure, particularly access, to improve margins. Significant increases in depreciation and amortisation resulted from the depreciation of the new Siemens EWSD switches, the central business district (CBD) fibre in six capital cities and additional infrastructure to support an increase of more than 100% in minutes carried compared to the same period last year.

EBITDA

AAPT's EBITDA increased by 40.9% for the quarter compared with the same period last year, reflecting AAPT's continuing focus on driving revenue growth, while achieving significant improvements in the cost-effective management of AAPT's network, traffic and operating costs.

Abnormals

AAPT reported the following abnormal income and expense items:

               Abnormal items (A$M)                                                     Quarter ended
                                                                                        31 March 2000
                                                                                  -----------------------
               Net contributions from gain on sale of Sat-Tel                                        42.0
               Changes in accounting policy                                                         (20.7)
                                                                                  -----------------------
               Net abnormal items                                                                    21.3

In March 2000, AAPT finalised the sale of wholly-owned subsidiary AAPT Sat-Tel Pty Limited ("Sat-Tel") to New Skies Networks Australia Pty Ltd.

As part of this sale, AAPT and New Skies have entered into a strategic alliance in which AAPT will lease satellite services from New Skies and continue to provide its customers with bundled satellite solutions. This strategic alliance with New Skies allows AAPT to provide full service solutions to its customers.

AAPT has changed its accounting policies relating to certain subscriber acquisition costs and the recognition of future benefits arising from international return traffic. AAPT reviewed its accounting policies and has determined that a more conservative approach is more appropriate for these costs.

Net Earnings

Net earnings, including abnormal items, increased by 387.4 % for the quarter compared with the same period last year, driven by continued strong growth from AAPT's traditional business and realisation of the substantial value generated in AAPT Sat-Tel Pty Limited over the two years prior to its sale.


AAPT Capital Expenditure

Capital expenditure for the period was A$100 million. Major expenditure during the period included the acquisition of a national high bandwidth network from Cable & Wireless Optus and further expenditure for the construction of AAPT's CBD fibre, local multi-point distribution system (LMDS) and code division multiple access (CDMA) networks.

Projected Capital Expenditure for the quarter to 30 June 2000

Based on current forecasts AAPT expects to spend in excess of A$40 million in the quarter to 30 June 2000 as it continues to pursue the development of its access networks via technologies such as LMDS, CBD Fibre, CDMA and to a lesser extent xDSL together with the network and computer systems upgrades required to support new products and services. In addition AAPT will incur further costs in preparation for the introduction of Goods & Services Tax ("GST") on 1 July 2000.

Credit Rating

During March 2000, AAPT Limited was assigned `A+' long-term and `A-1' short-term corporate credit ratings by Standard and Poors, with a stable outlook for the company. This follows a request by AAPT to obtain a credit rating in order to assess its debt-funding opportunities. Having received this favourable credit rating, AAPT should be able to source debt funding at a lower cost. The rating expands the options available to AAPT to meet current and future capital expenditure requirements.

AAPT Other Matters


CDMA Mobile Network

AAPT owns an 800MHz spectrum with an addressable market of more than 55% of the Australian population and is developing a wireless access network based on CDMA technology.

AAPT signed a contract with US communications networking company Lucent Technologies to build and support its A$500 million CDMA mobile network. AAPT selected and contracted Lucent, following detailed evaluation of tenders made by some of the world's leading wireless technology companies.

The base station acquisition programme is on track and AAPT plans to launch the CDMA network in the last quarter of calendar 2000.


Joint Venture with America Online

As part of AAPT's strategy of enhancing its Internet and e-commerce growth opportunities through strategic alliances and partnerships, AAPT entered into a 50/50 joint venture with America Online during March 2000.

The joint venture has been established to operate the existing AOL Australia retail Internet service and launch a new Internet portal for wireless content services. It will have exclusive rights to offer AOL and CompuServe services on both PC and mobile wireless platforms throughout Australia.

AAPT believes it will derive significant benefits from the joint venture, including provision of wireless content for CDMA cellular network; the ability to exploit AAPT's network infrastructure, existing customer base and distribution channels; cross marketing and selling opportunities; and expansion of connect.com.au's current network.

EC-Pay Investment

During February 2000, AAPT acquired a 60% stake in EC-Pay Pty Ltd (EC-Pay), through its wholly owned subsidiary, connect.com.au, as part of AAPT's strategy to further enhance business to business e-commerce offerings.

EC-Pay was established by Tradegate Electronic Commerce Australia Limited to develop and market EC-Net, an Internet based software solution for the superannuation industry. EC-Net enables superannuation fund administrators to electronically receive superannuation contributions from small and medium enterprises. This represents a valuable addition to the current suite of e-business solutions offered by connect.com.au to Australian businesses.


Acquisition of National High Bandwidth Network

During the period, AAPT and Cable & Wireless Optus signed an agreement under which AAPT will acquire a high bandwidth network on Optus' national backbone linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. This additional capacity will meet AAPT's requirements for interstate transmission over the major routes for the next 15 to 20 years.

As part of this agreement, Optus will provide 50 regional drop off points and AAPT will install equipment to link the drop off points with AAPT's regional points of presence (POPs).

This acquisition will provide AAPT with significant additional capacity on its own network, further reducing interconnect costs.


Expanding Access Networks

AAPT is committed to expanding its access networks in order to exploit growth opportunities in the growing data and Internet markets, significantly penetrate the local telephony market and further leverage infrastructure and technology investments. Further expansion of access capabilities will enable AAPT to capture growth opportunities in these expanding markets.


CBD Fibre

AAPT is building a fibre optic network in the six capital city CBD areas to directly connect high-volume customers to AAPT's network. This will enable AAPT to offer an enhanced range of telephony, including local and data services, and significantly reduce AAPT's access costs. This network also provides savings by eliminating high-cost leased circuits connecting other carriers' gateway exchanges to AAPT's switches.

AAPT has laid 357 km of CBD fibre in the six capital city CBD areas, and as at 31 March 2000 had fibred more than 155 buildings, with approximately 70% of these having electronics installed and available for customer connections. AAPT plans to have 336 buildings fibred by the end of the third quarter of calendar 2000.


Local Multipoint Distribution System ("LMDS")

AAPT is the only licensed LMDS carrier in Australia. The LMDS network provides wireless access technology through which AAPT will be able to provide voice, high-speed data and Internet Protocol (IP) based services and emerging multi-media applications (video on demand, information content, etc). LMDS technology is complementary to CBD fibre infrastructure as it provides cost effective CBD fibre infill and access to non-CBD and regional small and medium enterprise customers.

AAPT is on track to complete 20 LMDS nodes by the end of the third quarter of calendar 2000.


New AAPT Smartchat Call Centre

In March 2000, AAPT announced that it was establishing a second 300-seat call centre in Bendigo, Victoria, to support its expanding consumer business. The success of AAPT's 15 cent local call offer and its marketing push into regional Australia have accelerated AAPT's need to open a large regional call centre. The staff for this new call centre are currently in training and AAPT expects this centre to be fully operational by September 2000. An interim 90-seat facility will start operations by the end of May 2000.


GLOSSARY

ADSL (Asymmetric Digital Subscribers Line) - A technology for delivering a high bit rate link to customers over ordinary copper. Data rates can reach 8mbps from the exchange to the customer and 640kbps in the other direction.

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

Centrex - A service that provides PBX capabilities to customers using Telecom's network. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Equipment, such as phones, fax machines and modems that connect with the network at the customer's premises.

EWSD - The brand name for Siemens telephone exchanges.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

LAN (Local Area Network) - A local area network is one which spans a limited geographical area (usually within one building or site) and interconnects a variety of computers and terminals, usually at very high data rates.

LANLink - A group of Telecom services that link customer LANs together via a Wide Area Network (WAN). Solutions involve a degree of customisation in each case.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, that operates as a private local exchange, typically providing reduced-digit dialing for internal calls.

PSTN (Public Switched Telephone Network) - The nationwide fixed line voice telephone network accessible to anyone who has a telephone and an account with a phone company.

Trade Direct - The Telecom product name for a range of bilateral agreements for exchanging international traffic. A Trade Direct Agreement is a formal commitment between two carriers to terminate an agreed volume of traffic at an agreed rate over the life of the contract. The agreements provide for the establishment of rates for exchanging traffic which reflect market conditions.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

xDSL - A generic reference to any of the many Digital Subscribers Line technologies, e.g. ADSL.

TELECOM (EXCLUDING AAPT)
EARNINGS OVERVIEW


                                                                  Nine Months Ended                  Variation
                                                                       31 March                         00.99
------------------------------------------------------------------------------------------------------------------
/(in NZ$ millions, except percentages)/
                                                           1999       %        2000       %         $         %
------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                               796      30.5       792      29.3         (4)     (0.5)
Calling
      National                                              534      20.5       534      19.7          -         -
      International                                         297      11.4       291      10.8         (6)     (2.0)
      Other                                                  39       1.5        38       1.4         (1)     (2.6)
                                                        ----------------------------------------------------------
                                                            870      33.4       863      31.9         (7)     (0.8)

Interconnection                                              51       1.9        64       2.4         13      25.5
Cellular and other mobile                                   370      14.2       412      15.2         42      11.4
Data                                                        261      10.0       319      11.8         58      22.2

Other operating revenues

    Directories                                             141       5.4       152       5.6         11       7.8
    Equipment                                                81       3.1        65       2.4        (16)    (19.8)
    Miscellaneous other                                      38       1.5        38       1.4          -         -
                                                        ----------------------------------------------------------
                                                            260      10.0       255       9.4         (5)     (1.9)
                                                        ----------------------------------------------------------
Total operating revenues                                  2,608     100.0     2,705     100.0         97       3.7
                                                        ----------------------------------------------------------

Operating expenses

    Labour                                                  355      13.6       312      11.5        (43)    (12.1)
    Depreciation                                            414      15.9       421      15.6          7       1.7
    Cost of sales                                           341      13.1       428      15.8         87      25.5
    Other operating expenses                                424      16.2       459      17.0         35       8.3
                                                        ----------------------------------------------------------
Total operating expenses                                  1,534      58.8     1,620      59.9         86       5.6
                                                        ----------------------------------------------------------

Surplus from operations                                   1,074      41.2     1,085      40.1         11       1.0

Net financing costs                                         (85)     (3.3)      (72)     (2.6)        13      15.3
                                                        ----------------------------------------------------------

Surplus from operations before income tax                   989      37.9     1,013      37.5         24       2.4

Income tax expense                                         (319)    (12.2)     (327)    (12.1)        (8)     (2.5)
                                                        ----------------------------------------------------------

Surplus from operations after income tax                    670      25.7       686      25.4         16       2.4

Abnormal items                                                6       0.2         -         -         (6)   (100.0)
Minority interests in profits of subsidiaries                (2)     (0.1)       (2)     (0.1)         -         -
                                                        ----------------------------------------------------------

Net surplus                                                 674      25.8       684      25.3         10       1.5

Capital note distribution cost after income                 (42)     (1.6)      (40)     (1.5)         2       4.8
tax
                                                        ----------------------------------------------------------
Net earnings attributable to shareholders                   632      24.2       644      23.8         12       1.9
                                                        ----------------------------------------------------------

Certain reclassifications of prior period data have been made to conform to current period classifications

TELECOM (EXCLUDING AAPT)
EARNINGS OVERVIEW

                                                                Third Quarter Ended                 Variation
                                                                      31 March                         00:99
------------------------------------------------------------------------------------------------------------------
/(in NZ$ millions, except percentages)/
                                                           1999         %      2000         %          $         %
------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                               266      30.2       261      28.3         (5)     (1.9)
Calling
      National                                              175      19.9       182      19.8          7       4.0
      International                                          91      10.3        94      10.2          3       3.3
      Other                                                  13       1.5        13       1.4          -         -
                                                  ----------------------------------------------------------------
                                                            279      31.7       289      31.4         10       3.6

Interconnection                                              16       1.8        23       2.5          7      43.8
Cellular and other mobile                                   128      14.5       135      14.7          7       5.5
Data                                                         88      10.0       110      11.9         22      25.0

Other operating revenues
    Directories                                              61       6.9        66       7.2          5       8.2
    Equipment                                                26       3.0        19       2.1         (7)    (26.9)
    Miscellaneous other                                      16       1.9        18       1.9          2      12.5
                                                  ----------------------------------------------------------------
                                                            103      11.8       103      11.2          -         -
                                                  ----------------------------------------------------------------
Total operating revenues                                    880     100.0       921     100.0         41       4.7
                                                  ----------------------------------------------------------------

Operating expenses

    Labour                                                  113      12.8       102      11.1        (11)     (9.7)
    Depreciation                                            140      15.9       145      15.7          5       3.6
    Cost of sales                                           115      13.1       146      15.8         31      27.0
    Other operating expenses                                151      17.2       159      17.3          8       5.3
                                                  ----------------------------------------------------------------
Total operating expenses                                    519      59.0       552      59.9         33       6.4
                                                  ----------------------------------------------------------------

Surplus from operations                                     361      41.0       369      40.1          8       2.2

Net financing costs                                         (25)     (2.8)      (23)     (2.5)         2       8.0
                                                  ----------------------------------------------------------------

Surplus from operations before income tax                   336      38.2       346      37.6         10       3.0

Income tax expense                                         (104)    (11.8)     (110)    (12.0)        (6)     (5.8)
                                                  ----------------------------------------------------------------

Surplus from operations after income tax                    232      26.4       236      25.6          4       1.7

Abnormal items                                                6       0.7         -         -         (6)   (100.0)
Minority interests in profits of subsidiaries                (1)     (0.1)       (1)     (0.1)         -         -
                                                  ----------------------------------------------------------------

Net surplus                                                 237      27.0       235      25.5         (2)     (0.8)

Capital note distribution cost after income                 (13)     (1.5)      (13)     (1.4)         -         -
 tax
                                                  ----------------------------------------------------------------
Net earnings attributable to shareholders                   224      25.5       222      24.1         (2)     (0.9)
                                                  ----------------------------------------------------------------

Certain reclassifications of prior period data have been made to conform to current period classifications